Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

CME/CBOT Analyst Call May 11, 2007

© Chicago Mercantile Exchange Inc. All rights reserved.

Discussion of Forward-Looking Statements
Forward-Looking Statements
This presentation may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT
Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and Item 1A of CME’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. Copies of such documents are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation.
Statements included in this document relating to the ICE offer reflect the views of CME’s management.
Certain Information Regarding the Tender Offer after Closing of the Transaction
The information in this document describing CME’s planned tender offer following closing of the proposed transaction is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME’s common stock in the tender offer. The tender offer will be made only pursuant to an Offer to Purchase and related materials that CME will distribute to shareholders of the combined company and only if the proposed transaction with CBOT is consummated. Shareholders should read the Offer to Purchase and the related materials carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the proposed transaction with CBOT, shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CME will file with the SEC free of charge at www.sec.gov or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive,
Chicago, Illinois 60606, Attention: Beth Hausoul.

© Chicago Mercantile Exchange Inc. All rights reserved.

Transaction Summary
July 2007 (subject to regulatory, shareholder and
CBOT member approvals)
Anticipated Closing:
Accretive to earnings of the combined company on a
cash basis within 12 months and on a GAAP basis
within 12-18 months after the closing
Expected Accretion:
Terrence A. Duffy, Chairman; Charles P. Carey, Vice-
Chairman; Craig S. Donohue, CEO
Management:
For each CBOT share, shareholders will receive
0.3500 CME shares
All stock transaction; cash election eliminated
Consideration:
CBOT can pay quarterly dividend of $0.29 per share
if transaction has not closed prior to end of quarter
Dividend:
30 Directors to include 20 Directors from CME and
10 Directors from CBOT
Board of Directors:
CME Shareholders: 65.4%
CBOT Shareholders: 34.6%
Pro Forma Ownership:

© Chicago Mercantile Exchange Inc. All rights reserved.

Best Strategic Alternative - Most Long Term Value
•
Greater immediate and long term growth opportunities
OTC opportunities are larger with CME
Greater diversity of revenue
Complementary products increase revenue/growth synergies
CME and CBOT are operationally superior and can grow from Day 1
Both companies have proven track records of long-term growth
•
Greater synergy potential
Cost synergies highly certain and realizable
Revenue synergies are larger and more realizable
•
Minimal execution risk
Flawlessly integrated CCL in 9 months
Flawlessly integrated NYMEX in 2 months
Already have seven months of integration planning for CME/CBOT merger
•
Unparalleled benefits for members and customers
Trading floor consolidation/expense reduction
Decreases costs for members/member firms
Increases sustainability of open outcry businesses

© Chicago Mercantile Exchange Inc. All rights reserved.

CME
CBOT
ICE
CBOT
Platform for Diversified Growth
CBOT/CME have much greater presence
across all major asset classes
CBOT/ICE
CBOT/CME
Note:  CME ADV includes NYMEX products on CME Globex and ICE ADV includes ICE futures and NYBOT futures and options on futures
Q1 2007 Combined ADV by Product Line (in 000’s)
0
2,000
4,000
6,000
8,000
0
2,000
4,000
6,000
8,000
8,000
6,000
4,000
2,000
0
Interest
Rates
Equities FX Comm Energy Metals
6,671
2,305
555
724
586
154
3,032
142
15
818
531
65
Comm Energy Metals
Interest
Rates
Equities FX

© Chicago Mercantile Exchange Inc. All rights reserved.

Pro Forma Q107 ADV
2,773
7,295
6,454
741
3,866
3,866
0
2,000
4,000
6,000
8,000
10,000
12,000
CBOT/CME Eurex/ISE CBOT/ICE Euronext.liffe NYMEX
Pro Forma ADV – Q107
contracts in 000s
10,320
4,607
Note:
[1] Eurex and Euronext.liffe include individual equity and equity index options
[2] NYMEX includes Clearport
[3] Sources are company press releases and analyst presentations
10,068
3,431
1,512

© Chicago Mercantile Exchange Inc. All rights reserved.

Basis for Revised Proposal
Several months of integration planning have
yielded
Expected cost synergies of at least $150M
Potential revenue and growth synergies of at
least $75M
Continued efficiencies from clearing services
Speed to integration – accelerated original
trading floor and Globex consolidation dates
Globex – Q1 2008
Trading Floor – Q2 2008

© Chicago Mercantile Exchange Inc. All rights reserved.

Superior Cross-Selling
• Product complementarities
significantly increase cross
selling opportunities
Larger and More Certain Revenue Synergies
Greater Product Innovation
• Yield curve products
• Spread products/functionalities
• Strong entry point for credit,
corporate bond and cash
treasury markets
Largest/Most
Scalable Platforms
• Trade matching
• Clearing processing
Broadest Global Presence
• Immediate customer base
growth in 80+ countries
• Immediate product/business
development opportunities
$75M+

Notional Value of Contract
(billions of US dollars)

© Chicago Mercantile Exchange Inc. All rights reserved.

$262,296
$38,111
$20,352
$6,783
$6,394
$0
$50,000
$100,000
$150,000
$200,000
$250,000
$300,000
Interest Rate
Market
FX Market Credit Market Equity Market Commodity
Market
Larger, More Valuable OTC Growth Opportunities
ICE
Source:  June 2006 Notional Value Outstanding per March 2007 BIS Quarterly Review
CBOT/CME will have:
•
Largest global exchange-traded derivatives market
•
Largest global derivatives clearing house
•
Largest global exchange-traded derivatives customer
base
•
Swapstream
•
IDBs active
in cash
treasuries
•
Corporate
bond
platforms
•
Repo
facilities
• FX MarketSpace
CBOT/CME is better positioned to immediately pursue the
full scope of OTC growth opportunities

© Chicago Mercantile Exchange Inc. All rights reserved.

Positioned for Global Growth
CBOT/CME customers in
more than 80 countries
7 European/Asian hubs
CBOT/CME will pursue
relatively untapped
global growth
strengthened by:
A broad product
offering that has wide
global appeal
Expansive distribution
with international hubs
and global customers

© Chicago Mercantile Exchange Inc. All rights reserved.

Fixed Price Tender Offer of $560 per CME share
Details
The company has committed to commence a cash tender offer
up to $3.5 billion in common stock of the combined company,
or approximately 12% of the combined company’s
outstanding shares
Fixed price tender at $560 per share, contingent upon deal
close
Received financing commitments for $2.5 billion from Lehman
Brothers which, along with available cash balances, will fund the tender offer
Benefits
Demonstrates commitment to CME’s long-term value creation
opportunities
Improves capital structure, while maintaining strong credit
fundamentals
Returns cash to shareholders in a manner that is expected to be accretive to the combined company

© Chicago Mercantile Exchange Inc. All rights reserved.

•
Definitive merger
agreement
•
Joint proxy/registration
statement declared
effective
•
DOJ review nearing
completion
•
Shareholder and member
vote scheduled for
July 9, 2007
Summary - Transaction Milestones
Operational Milestones Transaction Milestones
•
Identified at least
$150M in expected cost
synergies
•
Post-merger
management team
announced
•
CME Globex migration
accelerated to 1Q08
•
Trading floor
consolidation
accelerated to 2Q08
CBOT/CME have made tremendous progress since October